UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZOGENIX, INC.

(Name of Subject Company)

ZOGENIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98978L204

(CUSIP Number of Class of Securities)

Stephen J. Farr, Ph.D.

President and Chief Executive Officer

Zogenix, Inc.

5959 Horton Street, Suite 500

Emeryville, CA 94608

(510) 550-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

R. Scott Shean

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Zogenix, Inc., a Delaware corporation, with the United States Securities and Exchange Commission (the “SEC”) on February 1, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”), at a purchase price equal to (i) $26.00, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 1, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on February 1, 2022 (as amended or supplemented from time to time, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first and second paragraphs under the heading “Regulatory Approvals,” on page 56 and 57, respectively, with the following paragraph:

“Under the HSR Act, and the rules promulgated thereunder, certain transactions may not be consummated unless HSR Premerger Notification and Report Forms (“HSR Notifications”) have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and certain waiting period requirements have been satisfied. Each of Parent and the Company filed its respective HSR Notification under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Shares pursuant to the Offer on February 1, 2022. The applicable waiting period expired, effective March 3, 2022 at 11:59 p.m., Eastern time. Accordingly, the condition to the Offer relating to the termination or expiration of any applicable waiting period under the HSR Act (and any extension thereof, including under any agreement entered into in compliance with the Merger Agreement between a party and a governmental authority agreeing not to consummate the Offer or the Merger prior to a certain date) applicable to the Offer or the Merger, has been satisfied.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth and fifth sentences of the fourth paragraph, on page 57, under the heading “Regulatory Approvals,” with the following paragraph:

“On February 23, 2022, the FCO issued an unconditional phase 1 clearance letter with respect to the Offer and the Merger. Accordingly, the condition to the Offer relating to the receipt of any clearance, approval or consent under applicable antitrust laws, to the extent relating to such clearances, approvals or consents under the German Act Against Restraints of Competition, has been satisfied.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(Y)	Press Release issued by UCB S.A., dated March 4, 2022 (incorporated by reference to Exhibit (a)(5)(J) to Amendment No. 2 to the Schedule TO filed by Parent and Purchaser with the SEC on March 4, 2022).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zogenix, Inc.

By:	/s/ Stephen J. Farr
Name:	Stephen J. Farr. Ph.D.
Title:	President and Chief Executive Officer

Dated: March 4, 2022